Report of Independent Registered Public
Accounting Firm

The Board of Directors of
Dreyfus BNY Mellon Funds, Inc.:

We have examined managements assertion, included in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment
Company Act of 1940, that Dreyfus Alternative Diversifier Strategies Fund, Dreyfus Select Managers Long/Short
Fund, Dreyfus Global Emerging Markets Fund, Dreyfus
Yield Enhancement Strategy Fund and Dreyfus Emerging
Markets Debt U.S. Dollar Fund ( collectively the Funds), each a series of Dreyfus BNY Mellon Funds, Inc., complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of December 31, 2015, and from October 31, 2015 (the date of the Funds last examination) through December 31, 2015, with respect to securities reflected in the investment accounts of the Funds. Management is responsible for the Funds compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Funds compliance based on our examination.

Our examination was conducted in accordance with the
standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included
examining, on a test basis, evidence about the Funds
compliance with those requirements and performing such
other procedures as we considered necessary in the
circumstances.  Included among our procedures were the
following tests performed as of December 31, 2015, and
with respect to agreement of security purchases and sales,
for the period from October 31, 2015 (the date of the
Funds last examination) through December 31, 2015:
1.	Obtained The Bank of New York Mellons (the
Custodian) security position reconciliations for all
securities held by sub custodians and in book entry form
and verified that reconciling items were cleared in a timely manner;
2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for
transfer with brokers or pledgees;
3.	Reconciliation of the Funds securities to the books and
records of the Funds and the Custodian;
4.	Confirmation of all repurchase agreements with broker and
agreement of underlying collateral with the Custodian
records, if any;
5.	Agreement of pending purchase activity for the Funds as of
December 31, 2015 to documentation of corresponding
subsequent bank statements;
6.	Agreement of pending sale activity for the Funds as of
December 31, 2015 to documentation of corresponding
subsequent bank statements;
7.	Agreement of five security purchases and five security
sales or maturities, or all purchases, sales or maturities, if fewer than five occurred, from the period October 31, 2015 through December 31, 2015 from the books and records of
the Funds to the corresponding bank statements;
8.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control
Report (SOC 1 Report) for the period January 1, 2015 to
December 31, 2015 and noted no relevant findings were
reported in the areas of Asset Custody and Control;
We believe that our examination provides a reasonable
basis for our opinion. Our examination does not provide a
legal determination on the Funds compliance with
specified requirements.
In our opinion, management's assertion that the Funds
complied with the requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company Act of 1940 as of
December 31, 2015, and from October 31, 2015 through
December 31, 2015, with respect to securities reflected in
the investment accounts of the Funds are fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Directors of Dreyfus BNY
Mellon Funds, Inc., and the Securities and Exchange
Commission and is not intended to be and should not be
used by anyone other than these specified parties.
      /s/ KPMG LLP
New York, New York
January 31, 2017















January 31, 2017
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940

We, as members of management of Dreyfus Alternative
Diversifier Strategies Fund, Dreyfus Select Managers
Long/Short Fund, Dreyfus Global Emerging Markets Fund,
Dreyfus Yield Enhancement Strategy Fund and Dreyfus
Emerging Markets Debt U.S. Dollar Fund (collectively the
Funds), each a series of Dreyfus BNY Mellon Funds,
Inc., are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment
Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2015 and from October 31, 2015 through December 31, 2015.

Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2015, and from October 31, 2015 through
December 31, 2015 with respect to securities reflected in the investment accounts of the Funds.

Dreyfus BNY Mellon Funds, Inc.


Jim Windels
Treasurer

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